Exhibit 99.1

Hesai Group Responds to Short-Seller Report

SHANGHAI, March 19, 2025 /PRNewswire/ -- Hesai Group (NASDAQ: HSAI) (“Hesai” or the “Company”), the global leader in three-dimensional light detection and ranging (lidar) solutions, today issued the following statement in response to allegations made in a report by Blue Orca Capital.

The Company is aware of the report published by short-seller Blue Orca Capital. The Company strongly disagrees with the allegations in the report and believes that the report is without merit.

The Company reiterates its continued and unwavering commitment to stringent standards of business ethics and regulatory compliance.

About Hesai

Hesai Technology (Nasdaq: HSAI) is a global leader in lidar solutions. The company’s lidar products enable a broad spectrum of applications including passenger and commercial vehicles (“ADAS”), as well as autonomous driving vehicles and robotics and other non-automotive applications such as last-mile delivery robots and AGVs (“Robotics”). Hesai seamlessly integrates its in-house manufacturing process with lidar R&D and design, enabling rapid product iteration while ensuring high performance, high quality and affordability. The company’s commercially validated solutions are backed by superior R&D capabilities across optics, mechanics, and electronics. Hesai has established offices in Shanghai, Palo Alto and Stuttgart, with customers spanning more than 40 countries.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Hesai Group

Yuanting “YT” Shi, Head of Capital Markets

Email: ir@hesaitech.com

Christensen Advisory

Tel: +86-10-5900-1548

Email: hesai@christensencomms.com

Source: Hesai Group